UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Medical Solutions Management, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

584623102

(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue
16th Floor
New York, NY 10022
(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 584623102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

  6.          Citizenship or Place of Organization

Delaware

Number of shares beneficially owned by each reporting person with:

 7.           Sole Voting Power

81,180,746

 8.          Shared Voting Power

0

 9.           Sole Dispositive Power

81,180,746

 10.         Shared Dispositive Power

0

 11.         Aggregate Amount Beneficially Owned by Each Reporting Person

81,180,746

 12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         ☐

 13.         Percent of Class Represented by Amount in Row (11)

83.6%

 14.         Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Medical Solutions Management, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 3030 Horseshoe Drive South, Suite 200, Naples, Florida 34101.

Item 2.   Identity and Background

(a)	The name of the reporting person is Vicis Capital LLC (“Vicis”).

(b)	The address of Vicis is 445 Park Avenue, 16th floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired: (1) certain Common Stock purchase warrants exercisable into 8,384,269 shares of Common Stock; (2) certain senior secured convertible debentures convertible into 30,500,000 shares of Common Stock; and (3) 42,296,477 shares of Common Stock.

The Fund also previously acquired 798,906 shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock”) convertible into 79,890,600 shares of Common Stock.

Pursuant to the terms of the Certificate of Designation designating the Series D Preferred Stock, the holders of Series D Preferred Stock have the right to nominate and elect four (4) members of the Issuer’s board of directors, so long as at least 50% of the Series D Preferred Stock remains issued and outstanding. In addition, the Certificate of Designation for the Series D Preferred Stock contains conversion caps that prevent the holder thereof from converting an amount of such Series D Preferred Stock if the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  The Certificate of Designation, however, allows a holder to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series D Preferred Stock without the limitation imposed by the applicable conversion cap.  As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series D Preferred Stock and as a result of the Fund's ownership of the Issuer's Common Stock, neither the Fund nor Vicis is deemed to beneficially own any of the shares of Common Stock underlying the shares of Series D Preferred Stock.

Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series D Preferred Stock.

In addition, under the terms of the Securities Purchase Agreement between the Issuer and the Fund pursuant to which the Fund acquired the Series D Preferred Stock, the Issuer agreed to issue, upon the filing and effectiveness of an amendment to the Issuer's Amended and Restated Articles of Incorporation, as amended, with the Nevada Secretary of State to, among other things, increase the number of authorized but unissued shares of Common Stock from 200,000,000 to 2,175,000,000 shares (such amendment, the “Charter Amendment”), a common stock purchase warrant exercisable for 90,000,000 shares of Common Stock, with an exercise price equal to $0.10 and a term of exercise of five (5) years, and a common stock purchase warrant exercisable for 149,671,846 shares of Common Stock, with an exercise price equal to $0.10 and a term of exercise of five (5) years (such warrants, the “July Warrants”).  As of the date hereof, such July Warrants have not been issued by the Issuer, and neither they nor the Common Stock underlying such July Warrants are deemed to be beneficially owned by the Fund or Vicis.

When the 8,384,269 shares of Common Stock underlying certain Common Stock purchase warrants are aggregated with (1) 30,500,000 shares of Common Stock underlying certain senior secured convertible debentures; and (2) 42,296,477 shares of Common Stock, all of which were previously acquired by the Fund and are deemed to be beneficially owned by Vicis, Vicis is deemed to beneficially own 81,180,746 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, previously acquired the shares of Common Stock and other securities convertible, exchangeable or exercisable into Common Stock of the Issuer described above for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

On October 18, 2007, Mr. Shadron L. Stastney, a Member of Vicis, was elected to the Issuer’s board of directors.

On August 28, 2008, the Issuer filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, notifying its shareholders that it intends to, among other things: (1) acquire substantially all of the assets, and assume substantially all of the liabilities, of Andover Medical, Inc. (“Andover”) and Certified Diabetic Services, Inc. (“CDIP”) pursuant to the terms of an Asset Purchase Agreement and Plan of Reorganization, dated July 25, 2008 (the “Reorganization Agreement”); and (2) amend its Articles of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 2,175,000,000 and the number of shares of preferred stock from 5,000,000 to 25,000,000, and to fix the designations of the preferred stock as more fully described in the Registration Statement (collectively, (1) and (2) above, the "Corporate Actions").

In connection with the proposed reorganization of the Issuer, it was anticipated that the board of directors would have been increased to nine members and that Messrs. Robert G. Coffill, Jr., Marshall Sterman and David M. Barnes would resign from the board of directors, Messrs. Stastney and Lowell M. Fisher would have remained on the board, and Mr. Christopher D. Phillips, Managing Director of Vicis, Mr. Edwin A. Reilly (current CEO of Andover), and Mr. Harry McCoy, Ph.D. would have been elected to the board.  It was further anticipated that four other persons, consisting of two (2) candidates reserved for the holders of Series D Preferred Stock and two (2) independent directors, would have been elected to the Issuer's board of directors once suitable candidates were identified.

On December 5, 2008, Vicis, on behalf of the Fund, voted in favor of the Corporate Actions described in the Registration Statement.

On December 26, 2008, Mr. Barnes resigned from the Issuer’s board of directors.

On January 27, 2009, Mr. Fisher resigned as President and Interim Chief Executive Officer of the Issuer.

On January 29, 2009, Mr. Stastney resigned from the Issuer’s board of directors,

On February 3, 2009, the Issuer reported in its Current Report on Form 8-K that CDIP sent the Issuer and Andover a notice terminating the Reorganization Agreement pursuant to §6.1(b)(i) thereof for failure to consummate the reorganization by December 31, 2008.

At this time, Messrs. Stastney and Phillips have decided to not stand for election to the Issuer’s board of directors. Vicis has not identified any candidates to fill the current vacancies on the board of directors that are reserved for the holders of Series D Preferred Stock, and, therefore, at this time, Vicis does not currently intend to nominate or elect anyone to the Issuer’s board of directors to fill such vacancies.  Vicis will consider any qualified board of director nominees that may be identified to Vicis by management of the Issuer.

As permitted by law, Vicis and the Fund may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon Vicis’s and the Fund’s future evaluation of the of the Issuer and upon other developments, including general economic and stock market conditions.

Representatives of Vicis and the Fund have had and may continue to have discussions with senior management of the Issuer concerning possible transactions involving the Issuer and other means of maximizing shareholder value.

Except as set forth in this Item 4 or in Item 6, which is incorporated herein by reference, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, but will continue to review this position based upon further developments.

Item 5.   Interest in Securities of the Issuer

(a)
81,180,746 shares of Common Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended by Vicis by virtue of its investment discretion and voting authority granted by the Fund, which may be revoked at any time.  Vicis disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 81,180,746 shares of Common Stock represent approximately 83.6% of the Issuer’s outstanding Common Stock (based upon 58,218,007 shares of Common Stock outstanding at November 10, 2008, as reported by Issuer in its Form 10-Q filed with the SEC on November 14, 2008 and 81,180,746 shares of Common Stock, deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Vicis has not effected any transaction in the Common Stock since it last filed an amendment to this Schedule 13D on January 9, 2009.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement the Fund has provided certain cash and securities as collateral (the “Collateral”) to Custodial Trust Company (“CTC”), a bank and trust company organized and existing under the laws of the State of New Jersey, in order to provide CTC with security for obligations of the Issuer under an irrevocable standby letter of credit issued by CTC.  Pursuant to a Guarantee Fee, Reimbursement Agreement and Indemnification Agreement (a copy of which, as amended, is attached hereto as Exhibit A), the Issuer has agreed that, in the event the Fund pays any amounts in respect of its obligations under the Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement to CTC or any of the Collateral of the Fund is foreclosed, seized, reduced, debited, or otherwise taken, it will: (a) reimburse the Fund for the value of the Collateral and (b) immediately issue to the Fund warrants with an exercise price of $1.00 per share with a term of exercise of five (5) years and entitling the Fund to purchase that number of shares of Common Stock equal to the value of the Collateral taken multiplied by two (2).  The parties have agreed that for the purpose of the foregoing calculation, the value of the Collateral cannot exceed $2,000,000.

Item 7.  Material to Be Filed as Exhibits

See attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2009
Date

/s/ Keith Hughes
Signature

Keith Hughes / Chief Financial Officer
Name/Title